Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501
MARK R. GREER 312.964.3505 mgreer@stradley.com Direct Fax: 312.964.3501

November 17, 2016

VIA EDGAR

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Ms. Younis:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on October 25, 2016 regarding post-effective amendment no. 553 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 554 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) (the “Amendment”). The Amendment was filed on September 7, 2016 to register a new series of the Trust: the PowerShares S&P International Developed High Dividend Low Volatility Portfolio (the “Fund”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Fund’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

Prospectus

1.	Comment:	Please include the date on the front cover of the Fund’s prospectus.

	Response:	We will include the date of the prospectus on its front cover in the next post-effective amendment.

2.	Comment:	Please provide the Staff with the methodology of the Underlying Index.

	Response:	The methodology of the Underlying Index has been provided under separate cover.

3.	Comment:	Please include the Fund’s completed fee table in your response letter.

	Response:	Below is the completed fee table for the Fund, which will be included in the Fund’s next post-effective amendment.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.30%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.30%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

4.	Comment:	Please confirm whether the Fund will incur Acquired Fund Fees and Expenses in an amount greater than 0.01% of the Fund’s total operating expenses. If so, please include in the fee table the line item required by Instruction 3(f)(1) to Item 3 of Form N-1A.

	Response:	The Fund confirms that it currently does not intend to invest in registered investment companies in an amount that would cause the Fund’s Acquired Fund Fees and Expenses to exceed 0.01% of the Fund’s total operating expenses. Therefore, the Fund has not included the required line item in its fee table. The Fund confirms to the Staff, however, that going forward if it does so invest, and thereby incurs at least one basis point of Acquired Fund Fees and Expenses, it will amend the fee table accordingly to disclose those acquired fees.

5.	Comment:	Please confirm if there will be an expense reimbursement agreement for the Fund. If so, please include the corresponding disclosure in the fee table and footnotes.

	Response:	The Fund is party to an expense reimbursement arrangement, whereby the Adviser will waive a portion of its management fee in an amount equal to the indirect management fees that the Fund incurs through its investments in money

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

market funds that are managed by affiliates of the Adviser. The Fund has disclosed information about that waiver in the statutory prospectus. However, the Fund does not anticipate that (a) it will invest in affiliated money market funds in an amount that would cause the Fund to incur Acquired Fund Fees and Expenses of at least one basis point, and (b) the expense reimbursement agreement would be triggered. As a result, the Fund has not included additional line items to the fee table. The Fund confirms to the Staff, however, that going forward if the Fund does incur, and subsequently waive, at least one basis point of Acquired Fund Fees and Expenses due to investments in affiliated money market funds, it will amend the fee table accordingly to disclose the waiver.

6.	Comment:	In the section “Summary Information—Principal Investment Strategies,” provide a definition of the “large- and mid-cap” equity markets, such as by including a range of market capitalizations.

	Response:	The Fund has revised the section pursuant to the Staff’s request. The last sentence of the first paragraph of the section now reads as follows:

The S&P BMI LargeMidCap Index is designed to measure the large- and mid-cap segment of the equity markets of economically developed countries worldwide and, as of the date of this prospectus, is composed of equity securities of companies with an unadjusted market capitalization between approximately $227 million and $609 billion.

7.	Comment:	In the section “Summary Information—Principal Investment Strategies,” please explain how the Fund is non-diversified given that it invests in 100 securities.

Response:

Although the Fund will seek to track the returns of the Underlying Index, its exemptive order permits the Fund to invest up to 10% of its total assets in securities not included in the Underlying Index. While the Underlying Index’s methodology limits the number of component securities and weighting allocated to those securities, it is possible that the Fund may nevertheless fail to qualify as a “diversified company” pursuant to Section 5(b)(1) of the 1940 Act by investing 10% of its assets in certain securities. Moreover, the Underlying Index’s methodology is subject to change, and the Fund therefore cannot guarantee that it would be able to limit its investments in a manner necessary to be considered a “diversified company.” As a result, the Fund believes it is prudent to operate as a “non-diversified company” unless and until it is required to be operated as a diversified company in accordance with Rule 13a-1.

8.	Comment:	In the section “Summary Information—Principal Investment Strategies,” disclose if the Underlying Index is concentrated in a sector as of the date of the prospectus and, if so, disclose any principal risks of investing in the Fund resulting from that concentration.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

	Response:	In adhering to the methodology of the Underlying Index, the Index Provider weights its components to ensure that no sector represents greater than 25% of the Underlying Index, as currently is noted in the “Principal Investment Strategies” section. Therefore, as of the date of the prospectus, the Underlying Index is not concentrated in a specific sector.

9.	Comment:	With respect to subsection “Principal Risks of Investing in the Fund—Industry Concentration Risk,” disclose if the Fund will be concentrated in a sector as of the date of the prospectus. Please revise the risk disclose to clarify that the Underlying Index may not be concentrated in a given sector pursuant to its methodology; additionally, please explain how the Fund may be concentrated in a sector if the Underlying Index cannot be. Also, please use the term “group of industries” in the risk disclosure to mirror the disclosure contained in the subsection “Principal Investment Strategies—Concentration Policy.”

	Response:	As of the date of the prospectus, the Fund does not anticipate being concentrated in a specific sector. Although the Underlying Index may allocate a maximum of 25% of its weight to any given sector, the Fund may be concentrated in a sector even when its index is not. There is a possibility that, due to market changes between index rebalances, the Fund’s exposure to a given sector could represent more than 25% of its assets as the values of its various holdings fluctuate. Furthermore, the Fund may, in accordance with its exemptive relief, invest up to 10% of its total assets in other securities not included in the Underlying Index, including securities that are located in the same sector that may already be fully represented in the Underlying Index. As a result, a risk exists that the Fund could exceed the maximum sector weight in such instances.

With respect to your request that the Fund use the term “group of industries” in the risk disclosure to mirror the disclosure contained in the subsection “Principal Investment Strategies—Concentration Policy, while the Fund acknowledges the staff’s request, the Fund believes that the existing disclosure is more appropriate and respectfully declines the comment. The term “group of industries” is a specific term required by Form N-1A, Items 4 and 9, to describe a specific concentration policy of the Fund. The Fund does not have a policy to concentrate its investments in an industry or group of industries. Nevertheless, in investing in the component securities of the Underlying Index, the Fund may have investment exposure to a sector that is broader in scope than, and thus outside of, a “group of industries.” Therefore, the Fund believes that its existing disclosure describes risks that extend beyond that of industry concentration, as contemplated by Items 4 and 9, and thus provides investors with a more holistic discussion of potential risk.

10.	Comment:	Please confirm whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose in the section “Principal Risks of Investing in the Fund” that there are a limited number of APs that post collateral for such trades on an agency basis (i.e., on behalf of other market participants).

	Response:	The Fund confirms that foreign securities are expected to trade outside of a collateralized settlement system. The Fund has included risk disclosure regarding the limited number of APs has been added to the prospectus. Please see the response to comment no. 13, below.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

11.	Comment:	With respect to the subsection “Principal Risks of Investing in the Fund—Issuer-Specific Risk,” is it a principal investment strategy of the Fund to invest in a single issuer? If not, please explain whether this should be a principal risk. The risks of investing in the Fund should tie directly to the Fund’s investment strategies.

	Response:	The Fund’s investment strategy is to invest at least 90% of its total assets in the component securities of the Underlying Index, in proportion to their weightings in the Underlying Index. The Fund’s investment strategy, therefore, does not include investing to a significant degree in a single issuer, unless the Underlying Index weights such a single security to a significant degree. Nevertheless, the Underlying Index is composed of only 100 securities, and should one of those component securities endure a substantial decline in market value, the Fund would, in turn, experience a corresponding decline in its overall value (as the Fund would not sell the underperforming security unless and until the index provider removes it from the Underlying Index). Because the possibility remains that the Fund could experience a significant negative impact to its value due to the material underperformance of only one or a few securities within the Underlying Index, the Fund believes that “issuer-specific risk” remains a principal risk of investing in the Fund.

12.	Comment:	In the section “Summary Information—Principal Risks of Investing in the Fund” please consider adding a subsection titled “—Liquidity Risk,” which discloses that in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. Also, please also note that this adverse effect on the liquidity for the Fund’s shares, in turn, could also lead to differences in the market price of the Fund’s shares and the underlying value of those shares.

	Response:	The Fund has included the requested disclosure within the risk disclosure for “Market Trading Risk.” Please see the response to comment no. 13, below.

13.	Comment:	In the subsection “Principal Risks of Investing in the Fund—Market Trading Risk” in the Fund’s summary prospectus, please consider disclosing that there is no obligation of market makers to make a market in Fund shares or for Authorized Participants (“APs”) to submit purchase or redemption orders to the Fund, and that in times of market stress, decisions by market makers or APs to step away from their role in making markets for shares could lead to an increase in the variance between the Fund’s NAV and the market price at which it trades.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

	Response:	In response to the Staff’s request, the Fund has revised the disclosure under “—Market Trading Risk” to read as follows:

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for the Shares, losses from trading in secondary markets, and disruption in the creation/redemption process of the Fund. Any of these factors may lead to the Shares trading at a premium or discount to the Fund’s NAV. The Fund may have a limited number of financial institutions that act as APs. In stressed market conditions, the market for the Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s portfolio holdings, which could lead to differences between the market price of the Shares and the underlying value of those Shares. Moreover, in such conditions, there is no assurance that an active trading market for the Shares will be established or maintained by market makers, and such market makers have no obligation to make a market in the Shares or to submit purchase or redemption orders. As such, APs may step away from their roles, which could lead to even greater variances between the market price of the Shares and the underlying value of those Shares.

14.	Comment:	In the subsection “Principal Risks of Investing in the Fund” in the Fund’s summary prospectus, please add risk disclosure that foreign exchanges may be open on days when the Fund does not price its shares, and consequently, the value of the securities in the Fund’s portfolios may change on days when shareholders will not be able to purchase or sell Fund shares.

	Response:	We note that the Fund has included such risk disclosure in the subsection of the summary prospectus titled “—Valuation Time Risk.”

15.	Comment:	Please explain how the Fund’s status as a non-diversified Fund is consistent with its goal of being a low volatility Fund.

	Response:	The amount of volatility in the Fund is not a result of the diversification status of the Fund; rather, the Fund seeks to be a low volatility product because it is designed to invest in securities that exhibit low volatility. Therefore, even if the Fund is concentrated in a particular sector (theoretically exposing itself to a greater degree of volatility than a diversified or sector-neutral fund), its investments in underlying securities that do not exhibit volatility indicates that the Fund, in turn, should have little volatility.

16.	Comment:	In the section “Management of the Fund—Portfolio Managers,” please provide the month and year that each portfolio manager began managing the Fund.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

	Response:	Each portfolio manager will begin managing the Fund in November 2016. We have included this information in the prospectus in response to the Staff’s request.

17.	Comment:	In the section “Summary Information—Purchase and Sale of Shares,” add the term “generally” to the phrase “in exchange for the deposit or delivery of a basket of securities” in recognition of the fact that the Fund may issue shares in exchange for cash. Similarly, include in this section reference to the Fund’s ability to issue creation units for cash, as well as for an in-kind basket of securities.

	Response:	The Fund has amended the disclosure according to the Staff’s request. The revised language now reads as follows:

“The Fund will issue and redeem Shares at NAV only with authorized participants (“APs”) and only in large blocks of 50,000 Shares (each block of Shares is called a “Creation Unit”), or multiples thereof (“Creation Unit Aggregations”), generally in exchange for the deposit or delivery of a basket of securities. However, the Fund also reserves the right to permit or require Creation Units to be issued in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.”

18.	Comment:	Clarify that when the Fund issues creation units for cash, it may incur certain costs. Disclose that those costs include brokerage commissions or taxes, and that those costs could be imposed on the Fund to the extent that they are not offset by the fees paid by APs.

Response:

The Fund acknowledges the Staff’s comment, but respectfully declines to include this information in the summary prospectus, primarily because the Fund will issue and redeem Shares of the Fund in exchange for the deposit or delivery of a basket of securities, rather than cash, and as a result this risk does not appear to be a principal risk of the Fund (i.e., it is not a risk that the portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return).

Additionally, we note that the certain costs referenced by the Staff, such as brokerage commissions or taxes (as well as the corresponding transaction fees imposed on APs that are designed to offset those expenses) are described in detail in the Statement of Additional Information under the section “Creation and Redemption of Creation Unit Aggregations.”

19.	Comment:	Please include the statement required by Item 8 of Form N-1A, regarding payments to broker-dealers and other financial intermediaries.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

	Response:	Item 8 of Form N-1A states that a Fund may omit the statement if neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services. The Fund notes that it does not pay financial intermediaries for the sale of Fund shares or related services. Although its adviser makes certain payments to third parties out of its legitimate assets, the payments are general in nature and are not designed to compensate any financial intermediaries for fund sales. Therefore, per the instructions set forth in Item 8 of Form N-1A, the Fund has omitted the statement from its prospectus.

20.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” the Fund states that it may utilize “other available investment techniques” in seeking to track the Underlying Index. Please clarify or delete the sentence as it is vague and unhelpful (e.g., what other available investment techniques are being referenced). Also please clarify if the Fund will be using a replication strategy. In addition, please explain what policies and procedures are in place to avoid active management of the Fund and what would trigger the Adviser to use these other strategies.

	Response:	As disclosed in the prospectus, the Fund will use a “full replication” approach in seeking to track the Underlying Index. However, pursuant to exemptive relief granted to the Trust, the Adviser may choose to (i) overweight or underweight a component of the Underlying Index or (ii) purchase securities not contained in the Underlying Index that the Adviser believes are appropriate to substitute for certain components of the Underlying Index. This use of the phrase “combinations of other investment techniques” is intended to disclose that the Fund may use a combination of available investment techniques in instances in which it is not engaged in full replication – such as the use of “representative sampling” – and is important in describing certain methods used by the Fund’s portfolio managers to construct a portfolio that tracks the Underlying Index. Therefore, while we respectfully acknowledge the comment, we believe the existing disclosure is appropriate and sufficient.

Furthermore, we note that the Adviser is required to manage the Fund pursuant to exemptive relief granted by the staff of the Securities and Exchange Commission, which requires that the Fund invest at least 90% of its total assets in securities within the Underlying Index. The remaining 10% of the Fund’s assets generally will be invested in components of the Underlying Index to a greater extent than the weighting of the Underlying Index. Certain circumstances may trigger the Adviser to employ other investment strategies, including costs, liquidity constraints, tax diversification requirements of the Internal Revenue Code, and legal restrictions. These circumstances are disclosed in the registration statement under the subsection “—Non-Correlation Risk.”

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

21.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies—S&P International Developed Low Volatility High Dividend Index,” the disclosure refers to “realized volatility.” Please explain the term realized volatility and how it is different from regular stock volatility.

Response:

Volatility can be divided temporally into two concepts: realized volatility and implied volatility. Realized volatility (often also called “historical” or “actual” volatility) is an economic term that refers to the change in a stock’s price over time—that is, the observed volatility in a stock’s price that can be precisely quantified based on historic data. The Fund believes that most investors would view the term “volatility” as a synonym for historic volatility. In contrast, “implied volatility” is a different economic term of art that refers to changes in the prices of options on a security (the greater the price of the option, the greater the perceived volatility of the security). However, in this scenario, such volatility is implied because the stock price has not changed; that is, the actual change in price has not been realized.

Although the Fund could comfortably refer simply to “volatility” in the index description, it has included the descriptor “realized” both to track the formal index description and to reinforce to investors that the Underlying Index’s methodology is based on the securities’ historical volatility (which is also further reinforced by the index description, which notes that historical volatility is measured “over approximately the past 12 months”, thus clarifying its historical nature). By taking this approach, the Fund, consistent with its plain English obligations under Rule 421, is able to provide sufficient clarification to investors who are sophisticated enough to draw a distinction between historic and implied volatility, while providing clear and straightforward plain-English disclosure that is useful for a more typical investor for whom a detailed discussion of the difference between implied volatility and realized volatility might be needlessly confusing. As a result, we believe the current disclosure is appropriate and sufficient.

22.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies—S&P International Developed Low Volatility High Dividend Index,” the disclosure describes the weighting methodology of the Underlying Index. Consider including that information in the summary prospectus under the subsection “Principal Investment Strategies.”

	Response:	The Fund confirms that information will be included in the Principal Investment Strategies section.

23.	Comment:	If the Fund will invest in foreign currencies, mention this fact in the summary section of the prospectus under “Principal Investment Strategies.” Also, please provide more robust disclosure in the summary prospectus under the subsection “—Currency Risk.”

	Response:	The Fund’s investment strategy is to invest in common stock equities of companies in the Underlying Index. It does not intend to invest in foreign currencies; however, the income the Fund will receive may be denominated in foreign currency. Therefore, while not a strategy itself, currency risk is a principal risk of the Fund.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

Therefore, the Fund respectfully declines to amend the “Principal Investment Strategy” section. However, the Fund has revised the disclosure under “Currency Risk” as follows:

Currency Risk. The Fund may invest in non-U.S. dollar denominated equity securities of foreign issuers. Because the Fund’s NAV is determined in U.S. dollars, its NAV could decline if the currency of a non-U.S. market in which the Fund invests depreciates against the U.S. dollar, even if the value of the Fund’s holdings, measured in the foreign currency, increases. Generally, an increase in the value of the U.S. dollar against a foreign currency will reduce the value of a security denominated in that foreign currency, thereby decreasing the Fund’s overall NAV. Fluctuations in the exchange values of currencies could affect the economy or particular business operations of companies in a geographic region in which the Fund invests. The Fund also may incur costs converting between U.S. dollars and foreign currencies.

24	Comment:	In the subsection “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund—Non-Correlation Risk,” the disclosure states: “The Fund has just commenced operations and therefore has a relatively small amount of assets... ”. Please clarify the disclosure by revising it to state: “as of the date of the prospectus, the Fund has commenced operations and therefore has a relatively small amount of assets... ”.

	Response:	The disclosure has been revised accordingly.

Statement of Additional Information

25.	Comment:	Please ensure that the discussion of intraday value (“IIV”) specifically addresses how:

(a) The IIV is calculated (e.g., whether the IIV is based on the index, the portfolio, or the basket);

(b) What the calculation includes or does not include (e.g., operating fees or other accruals); and

(c) What types of values are used for the Fund’s underlying holdings. Please disclose whether the Fund may use stale prices under certain circumstances or some other elements that might adversely affect the use of IIV as an indicator of current market value of the Fund’s shares. If there are such circumstances, please consider noting them as a principal risk of the Fund.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

Response:	The disclosure has been revised accordingly. A new subsection titled “—Intraday Value” has been included under the section “Determination of NAV,” as follows:

“Intraday Indicative Value. The trading prices of the Shares in the secondary market generally differ from the Fund’s daily NAV and are affected by market forces such as the supply of and demand for ETF shares and underlying securities held by the Fund, economic conditions and other factors. Information regarding the IIV of the Shares is disseminated every 15 seconds throughout each trading day by the Exchange or by market data vendors or other information providers. However, the IIV should not be viewed as a “real-time” update of the Fund’s NAV. The IIV is based on the current market value of the published basket of portfolio securities and/or cash required to be deposited in exchange for a Creation Unit and does not necessarily reflect the precise composition of the Fund’s actual portfolio at a particular point in time. Moreover, the IIV is generally determined by using current market quotations and/or price quotations obtained from broker-dealers and other market intermediaries and valuations based on current market rates. The IIV may not be calculated in the same manner as the NAV, which (i) is computed only once a day, (ii) unlike the calculation of the IIV, takes into account Fund expenses, and (iii) may be subject, in accordance with the requirements of the 1940 Act, to fair valuation at different prices than those used in the calculations of the IIV. Therefore, the IIV may not reflect the best possible valuation of the Fund’s current portfolio. Additionally, the quotations and/or valuations of certain of the Fund’s holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States, which could affect premiums and discounts between the IIV and the market price of the Shares. The Fund, the Adviser and their affiliates are not involved in, or responsible for, any aspect of the calculation or dissemination of the IIV, and the Fund, the Adviser and their affiliates do not make any warranty as to the accuracy of these calculations.”

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Adam Henkel, senior counsel at Invesco PowerShares Capital Management, at (630) 684-6724 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

November 17, 2016

Copy:    Anna Paglia, Esq.

              Adam Henkel, Esq.

              Alan Goldberg, Esq.

              Eric Purple, Esq.